UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-43249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROSEMARY BURNS **(212) 425-7990**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

SEC
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MAR 0 1 2013

Washington DC
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FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
DECEMBER 31, 2012

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **MANFRED ERNST**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIELDSTONE SERVICES CORP.**, as of **DECEMBER 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public

DIANE M. DEAGAN
Notary Public, State of New York
No.02DE6211534
Qualified in New York County
Commission Expires September 21, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fieldstone Services Corporation

We have audited the accompanying statement of financial condition of Fieldstone Services Corporation (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2013

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	310,756
Receivables from and deposit with clearing broker		581,825
Other assets		15,827
Furniture and equipment, less accumulated depreciation of $6,739		2,630
TOTAL ASSETS	$	911,038

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	422,202
Contingencies (Note 8)		
Shareholder's equity:		
Common stock - $.01 par value; 3,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		395,199
Retained earnings		2,703,429
Shareholder's equity before receivable from Parent		3,098,629
Less: receivable from Parent		(2,609,793)
Total shareholder's equity		488,836
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	911,038

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corporation (a Delaware corporation) (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings. Additionally, the Company engages in the sale of equities and corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Revenues that are transactional based are recorded at the time that a Company-advised transaction is completed, fees are determinable, and collection is reasonably assured. Other revenues are generally recorded in accordance with the terms of the related arrangements.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis. Principal transactions of both equity and fixed-income securities made on behalf of customers are reflected on a trade-date basis.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)
liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit, which is $250,000.

NOTE 4. RECEIVABLES FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents net cash held by the clearing organization for commissions generated in the year ended December 31, 2012, money market funds, and the deposit with the clearing organization. As required by the clearing agreement, the Company maintains a deposit with the clearing broker of $100,000, which is included in "Receivables from and deposit with clearing broker" in the statement of financial condition at December 31, 2012.

NOTE 5. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with an intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state, and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates. The Parent utilizes

NOTE 5. INCOME TAXES (CONTINUED)

Federal, state and local net operating loss ("NOL") carryforwards generated by the Company to reduce its taxable income. At December 31, 2012, NOL carryforwards generated by the Company and available to offset future taxable income of the Parent total approximately $237,000, which begin to expire in 2021. A deferred tax asset of approximately $95,000 has been fully reserved as a result of the uncertainty of the ultimate utilization of the NOL carryforwards by the Parent. Should benefits be derived from the NOL carryforwards in future years, the Company would participate in these benefits under the Parent's tax allocation policy. The federal statutory rate differs from the income tax effective rate because of permanent differences and state and local taxes.

The Company and its Parent file income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company and its Parent are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2009. The Company and its Parent are subject to minimum state and local taxes, which are included in the statement of operations.

NOTE 6. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service agreement (as amended) with the Parent, the Parent provides the services of certain of its employees and other overhead services to the Company. For the year ended December 31, 2012, the Company paid the Parent $360,000 as service fees under the administrative service agreement for its share of the overhead expenses, including salaries, rent, and other office expenses.

As part of the administrative service agreement with the Parent, the Company advances funds to or has additional expenses allocated from its Parent, as required by operating activities, including the Company's share of the provision for income taxes. During 2012, the net advances to and net expenses allocated from the Parent amounted to $192,521 and $360,000, respectively. At December 31, 2012, the net amount due from the Parent was $2,609,793. The advance is non-interest bearing and has no specific repayment terms.

NOTE 7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2012, the Company had regulatory net capital of approximately $468,000, which exceeded its minimum requirement of $100,000. The Company's percentage of regulatory aggregate indebtedness to net capital was 90% at December 31, 2012.

NOTE 8. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2012, the Company was not involved in any significant regulatory issues or litigation.